Exhibit 99.2

SHIRE PLC

RULES OF THE SHIRE LONG TERM INCENTIVE PLAN 2015

Shareholders’ Approval:	[date] 2015

Directors’ Adoption:	[date]

Expiry Date:	[date] 2025

Table of Contents

Contents		Page
1	Introduction	1
2	Definitions	1
3	Granting Awards	4
4	Documentation of Awards	6
5	Limits	6
6	Before Vesting	7
7	Vesting	8
8	Retention Period	11
9	Leaving employment	13
10	Malus and clawback	15
11	Vesting in connection with relocation	16
12	Takeovers and other corporate events	16
13	Changing the Plan	18
14	General	19
Schedule 1 United States Employees		22
Schedule 2 Canadian Employees		25

i

1	Introduction

The Plan allows for the grant of awards in the form of:

-	Options (i.e. Awards under which the Participant can buy Stock, to the extent their Award has Vested, at a price (which may be zero) set when the Option is granted);

-
Phantom Restricted Stock Units and Phantom Options (i.e. Restricted Stock Units or Options which will only ever be settled with a cash payment equal to the value of the Stock which would otherwise be acquired);

-	Restricted Stock (i.e. Awards under which the Participant receives free Stock on grant which are subject to a requirement that the Participant gives the Stock back to the extent the Award lapses);

-
Restricted Stock Units (i.e. rights to receive Stock for free automatically to the extent the award Vests).  Where the Vesting of Restricted Stock Units are subject to Performance Conditions they may, when communicating with Participants, be referred to as Awards of “performance shares”; or

-	Stock Appreciation Rights (i.e. Options which are satisfied with free Stock with Market Value equal to that of the Stock in respect of which it is exercised, less the Option Price.

Awards may also be granted in lieu of, or as part of, any annual bonus arrangement.

Awards will Vest over a period set by the Committee for each Award and Vesting may be subject to Performance Conditions. Before Vesting, Awards will normally lapse if the Participant leaves.

After Vesting, they may also be subject to an additional Retention Period during which satisfaction of the Award is subject to clawback.

This introduction does not form part of the rules.

2	Definitions

In these rules:

“Acquiring Company” means a person who has or obtains control (within the meaning of Section 995 of the Income Tax Act 2007) of the Company;

“ADS” means an American Depositary Share, being an authorised depositary security representing an amount of Stock and being evidenced by an authorised depositary receipt and quoted on NASDAQ;

“Award” means a conditional right to Stock or a right to acquire Stock which can take the form of Restricted Stock Units, Restricted Stock or an Option;

“Award Date” means the date on which an Award is granted by deed under rule 3.3;

“Bonus Deferral Award” means an Award which is granted to the Participant in lieu of bonus which he might otherwise have been paid in cash and which is designated as such by the Committee under rule 3.3;

“Business Day” means in respect of the Stock traded on the London Stock Exchange or NASDAQ, any day on which the relevant exchange is open for the transaction of business;

“Committee” means, subject to rule 12.5:

(a)	in relation to any decision about a director of the Company, the remuneration committee of the board of directors of the Company; and

(b)	in any other case, the board of directors of the Company or any duly authorised person or group of persons;

“Company” means Shire plc (registered in Jersey with registered number 99854);

“Dealing Restrictions” means restrictions imposed by statute, order, regulation or Government directive, or by the Model Code or any code adopted by the Company based on the Model Code and for this purpose the Model Code means the Model Code on dealings in securities set out in Listing Rule 9, annex 1 (of the London Stock Exchange), as varied from time to time;

“Dividend Equivalent” means an amount linked to dividends paid on Stock subject to the Award;

“Final Lapse Date” means the latest date on which an Option will lapse which will normally be 7 years from the Award Date unless another date is set by the Committee under rule 3.3;

“Grantor” means the Company or any other entity which grants an Award under the Plan;

“Group” means:

(i)	the Company;

(ii)	its Subsidiaries from time to time; or

(iii)
any other company which is associated with the Company and is so designated by the Committee and, for the avoidance of doubt, a company may be treated as an associated company for some purposes or in relation to some Participants but not in relation to others;

“London Stock Exchange” means London Stock Exchange plc;

“Market Value” means, on any date, in relation to Stock:

(i)	the closing middle-market price at which transactions in Stock take place on the London Stock Exchange on that date; or

(ii)	if relevant, the closing middle-market price at which transactions in ADSs take place on NASDAQ on that date; or

(iii)	the average of the middle market prices or closing prices, as the case may be, over any period before that date determined by the Committee not exceeding 30 days; or

(iv)	such other price determined by the Committee,

as the Committee may determine;

“Normal Vesting Date” means the date set for Vesting of an Award under rule 3.3;

“Option” means a right to acquire Stock granted under the Plan. The term Option where used in the rules shall also include a Phantom Option and (apart from rule 7.2.2) a Stock Appreciation Right but in the case of a Phantom Option it shall mean a right to cash only;

“Option Price” means the amount (which may be zero) payable on the exercise of an Option set by the Committee under rule 3.3.9;

“Owned Stock” means Stock subject to a Retention Period which is transferred or issued into the beneficial ownership of the Participant as set out in rule 8.1.1(ii);

“Participant” means a person who holds, or who has held, an Award or their personal representatives;

“Performance Condition” means any condition linked to performance imposed under rule 3.3;

“Phantom RSU” means Restricted Stock Units under which the Participant has no right to acquire Stock and which will always be satisfied in cash in accordance with rule 7.4;

“Phantom Option” means an Option under which the Participant has no right to acquire Stock and which will always be satisfied in cash in accordance with rule 7.4;

“Plan” means these rules known as “The Shire Long Term Incentive Plan 2015”, as changed from time to time;

 “Restricted Stock” means Stock held in the name of or for the benefit of a Participant subject to the Restricted Stock Agreement;

“Restricted Stock Agreement” means the agreement referred to in rule 4.2;

“Restricted Stock Units” means a conditional right to acquire Stock granted under the Plan. The term Restricted Stock Units where used in the rules shall also include a Phantom RSU but in the case of a Phantom RSU it shall mean the right to cash only;

“Retention Period” means the period after Vesting during which a Participant is required to retain their Stock or Award as set out in rule 8;

“Retention Stock” means the Stock which the Participant is required to retain during the  Retention Period;

“Stock” means a fully paid ordinary share in the capital of the Company and, unless the context otherwise requires, includes ADSs;

“Stock Appreciation Right” means an Option which gives a right to an amount of free Stock based on the Market Value of Stock, less the Option Price as described in rule 7.2.2;

“Subsidiary” means a company which is a subsidiary of the Company within the meaning of Articles 2 and 2A of the Companies (Jersey) Law 1991;

“Takeover” means

(i)
a person (or a group of persons acting in concert) obtaining control (within the meaning of Section 995 of the Income Tax Act 2007) of the Company as the result of a general offer to acquire shares in the Company becoming wholly unconditional; or

(ii)
a court sanctioning a compromise or arrangement in connection with the acquisition of shares in the Company under Article 125 of the Companies (Jersey) Law 1991 or equivalent procedure under local legislation; or

(iii)	a person (or a group of persons acting in concert) obtaining control (within the meaning of Section 995 of the Income Tax Act 2007) of the Company in any other way; and

“Vesting”, subject to the rules and any Retention Period:

(i)	in relation to an Option, means an Option becoming exercisable;

(ii)	in relation to Restricted Stock Units, means a Participant becoming entitled to have the Stock transferred to them; and

(iii)	in relation to Restricted Stock, means the restrictions set out in the Restricted Stock Agreement ceasing to have effect as described in rule 7.2.3,

and Vesting shall include the term Vest and Vested.

3	Granting Awards

3.1	Eligibility

The Grantor may select any employee of a member of the Group to be granted an Award. Except in exceptional circumstances where the Committee decides otherwise, an Award will not be made to an employee who has given or been given notice terminating their employment.

3.2	Timing of Awards

Awards may only be granted within 42 days starting on any of the following:

3.2.1	the date of shareholder approval of the Plan;

3.2.2	the day after the announcement of the Company’s results for any period;

3.2.3	the date of the Company’s annual general meeting or any special general meeting;

3.2.4	any day on which the Committee resolves that exceptional circumstances exist which justify the grant of Awards;

3.2.5	when an employee first becomes employed by a member of the Group;

3.2.6	when an employee is promoted to a position which qualifies them to receive an Award or an increased level of Award;

3.2.7	any day on which changes to the legislation or regulations affecting share plans are announced, effected or made; or

3.2.8	if the granting of Awards during any period specified above is prevented by any Dealing Restrictions, the date on which it is no longer prevented.

No Awards may be granted after the 10th anniversary of the date on which the Plan was approved by the Company in general meeting or such earlier date as the Committee may specify.

3.3	Terms set at grant

When granting an Award, the Committee will set the following terms:

3.3.1	whether the Award will take the form of:

(i)	an Award of Restricted Stock Units;

(ii)	an Option;

(iii)	a Phantom Option;

(iv)	a Phantom RSU;

(v)	Restricted Stock; or

(vi)	a Stock Appreciation Right,

or a combination of these;

3.3.2	whether the Award is a Bonus Deferral Award;

3.3.3
the amount of Stock subject to the Award (subject to the limits in rule 5) which, in the case of a Bonus Deferral Award, will be linked to the amount of bonus which the Committee determines would otherwise have been paid to the Participant in cash;

3.3.4	the terms of any Performance Condition or other condition set under rule 3.4;

3.3.5	one or more Normal Vesting Dates (unless specified in a Performance Condition) and, if there is more than one, the proportion of the Award which can Vest on each one (or how that will be determined);

3.3.6	whether or not a Retention Period will apply and, if so, when it will end and how the number of Retention Stock will be determined;

3.3.7	whether or not the Award carries a Dividend Equivalent;

3.3.8	the Award Date;

3.3.9	in the case of an Option, the Option Price and the Final Lapse Date;

3.3.10	whether the Award will be over Stock or ADSs;

3.3.11	which, if any, of the schedules (see rule 13.2.3) to these rules will apply to the Award; and

3.3.12	any other terms or conditions of the Award.

3.4	Performance Conditions

The Committee may decide that Vesting of an Award will be conditional:

3.4.1	on the satisfaction of one or more conditions set by the Committee on grant linked to the performance of the Company, the Participant and/or any member of the Group; and/or

3.4.2	any other condition set by the Committee,

which, in either case, may provide that the Award will lapse to the extent that it is not satisfied.

The Committee may change a Performance Condition in accordance with its terms or if anything happens which causes the Committee reasonably to consider it appropriate to do so. The Committee may waive or change any other condition in such manner as it sees fit.

3.5	No payment for Awards

A Participant is not required to pay for the grant of an Award.

4	Documentation of Awards

4.1	Restricted Stock Units and Options

An Award (other than an Award of Restricted Stock) will be granted by deed and the Participant will be notified of the grant of the Award and the terms set under rule 3.3.

4.2	Restricted Stock

Where an Award takes the form of Restricted Stock, the Participant must:

4.2.1
enter into an agreement with the Grantor that, to the extent that the Award lapses under the Plan, the Stock is forfeited and they will immediately transfer their interest in it, for no consideration or nominal consideration, to any person (which may include the Company, where permitted) specified by the Grantor;

4.2.2
complete any elections required by the Committee, including elections under Part 7 of the Income Tax (Earnings and Pensions) Act 2003 and elections to transfer any liability, or agreements to pay social security contributions; and

4.2.3	provide any other documentation which the Committee considers necessary or desirable to give effect to the terms of the Award, including a power of attorney or blank stock transfer form.

If they do not do so within a period specified by the Committee, the Award will lapse at the end of that period.

On or after the grant of an Award of Restricted Stock, the Grantor will procure that the relevant amount of Stock is issued or transferred to the Participant or to another person to be held for the benefit of the Participant under the terms of the Plan. The stock certificates or other documents of title relating to any Restricted Stock may be retained by the Grantor.

5	Limits

5.1	Individual limit

An Award must not be granted if it would exceed the limit on individual participation contained in the directors’ remuneration policy most recently approved by the Company in general meeting and which at the date the Plan is approved by shareholders, is a face value of 840% of basic salary for long term incentive awards.

5.2	Plan limits - 10 per cent

An Award must not be granted if the amount of Stock committed to be issued under that Award exceeds 10 per cent of the ordinary share capital of the Company in issue immediately before that day, when added to the amount of Stock which has been issued, or committed to be issued, to satisfy Awards under the Plan, or options or awards under any other employee share plan operated by the Company, granted in the previous 10 years.

5.3	Plan limits - 5 per cent

An Award must not be granted if the amount of Stock committed to be issued under that Award exceeds 5 per cent of the ordinary share capital of the Company in issue immediately before that day, when added to the amount of Stock which has been issued, or committed to be issued, to satisfy Awards under the Plan, or options or awards under any other discretionary employee share plan adopted by the Company, granted in the previous 10 years.

5.4	Scope of Plan limits

When calculating the limits in rules 5.2 and 5.3, Stock will be ignored:

5.4.1	where the right to acquire it has been released or has lapsed; and

5.4.2	which is committed to be issued under any Dividend Equivalent.

As long as so required by institutional shareholders, Stock transferred from treasury is counted as part of the ordinary share capital of the Company, and as Stock issued by the Company.

5.5	Awards in breach of limits

If the Grantor tries to grant an Award which is inconsistent with rules 5.1, 5.2 or 5.3, the Award will be limited and will take effect from the Award Date on a basis consistent with those rules.

5.6	Restriction on using new issue Stock

No Stock or treasury shares shall be issued in respect of an Award unless the Plan has been approved by shareholders in general meeting where required by any law or regulation.

6	Before Vesting

6.1	Voting and dividends

6.1.1
A Participant is not entitled to vote, to receive dividends or to have any other rights of a shareholder in respect of Stock subject to an Option or an Award of Restricted Stock Units until the Stock is issued or transferred to the Participant.

6.1.2	Except to the extent specified in the Restricted Stock Agreement, a Participant will have all rights of a shareholder in respect of Restricted Stock until the Award lapses.

6.2	Transfer

A Participant may not transfer, assign or otherwise dispose of an Award or any rights in respect of it. If they do, whether voluntarily or involuntarily, then it will immediately lapse. This rule 6.2 does not apply:

6.2.1	to the transmission of an Award on the death of a Participant to the person entitled by law to deal with the estate (ie designated estate owner); or

6.2.2	to the assignment of an Award where the Committee considers that the Participant is no longer in a position to manage their own affairs by reason of ill-health; or

6.2.3	in any other circumstances if the Committee agrees.

6.3	Adjustment of Awards

6.3.1	If there is:

(i)	a variation in the equity share capital of the Company, including a capitalisation or rights issue, sub-division, consolidation or reduction of share capital;

(ii)	a demerger (in whatever form) or exempt distribution by virtue of Section 1075 of the Corporation Tax Act 2010;

(iii)	a special dividend or distribution; or

(iv)	any other corporate event which might affect the current or future value of any Award,

the Committee may adjust the number or class of Stocks or securities subject to the Award and, in the case of an Option, the Option Price (see below for Restricted Stock).

6.3.2
Subject to the Restricted Stock Agreement, a Participant will have the same rights as any other shareholders in respect of Restricted Stock where rule 6.3.1 applies. Any stock, securities or rights allotted to a Participant as a result of such an event will be:

(i)	treated as if they were awarded to the Participant under the Plan in the same way and at the same time as the Restricted Stock in respect of which the rights were conferred; and

(ii)	subject to the rules of the Plan and the terms of the Restricted Stock Agreement.

7	Vesting

7.1	Timing and extent of Vesting

Subject to the rest of these rules, an Award will Vest on the later of the following:

7.1.1	the Normal Vesting Date;

7.1.2
the date on which the Committee determines the extent to which any Performance Condition or any other condition is satisfied (which it will do as soon as reasonably practicable after the end of the period over which it is tested).

The Award will only Vest to the extent that any Performance Condition or other condition is satisfied.

7.2	Consequences of Vesting

7.2.1
If an Award takes the form of Restricted Stock Units, within 30 days of Vesting (or as soon as reasonably practicable after that), the Grantor will arrange (subject to the rest of this rule 7 and rule 8, 10 and 14.6) for the issue or transfer to, or to the order of, the Participant, of the amount of Stock in respect of which the Award has Vested.

7.2.2
A Participant can only exercise an Option or a Stock Appreciation Right to the extent it has Vested. To exercise it, they must give notice in the prescribed form to the Grantor and, in the case of an Option, pay or make arrangements satisfactory to the Grantor for the payment of the Option Price (if any). Subject to the rest of this rule 7 and rules 8, 10 and 14.6, the Grantor will arrange:

(i)	for the amount of Stock in respect of which an Option has been exercised; and

(ii)	for the amount of Stock which has a value equal to the Market Value of the Stock in respect of which a Stock Appreciation Right is exercised, less any Option Price for that amount of Stock,

to be issued or transferred to the Participant within 30 days of the date on which the Option or Stock Appreciation Right is exercised or as soon as reasonably practicable after that. An Option or Stock Appreciation Right will lapse at the end of business on the Final Lapse Date if it does not lapse earlier under these rules.

7.2.3	To the extent an Award of Restricted Stock Vests, the restrictions referred to in rule 4.2 and contained in the Restricted Stock Agreement will cease to apply.

7.2.4	If the Award is an Option which is in the form of a Phantom Option or a Phantom RSU, rule 7.4 will apply.

7.3	Dividend Equivalent

If an Award carries a Dividend Equivalent, the Participant will be entitled to an amount equal to the total amount of dividends paid between the Award Date and the date of Vesting on the amount of Stock in respect of which the Award is Vesting or has Vested (net of the tax credit) on the basis that such dividends would have been reinvested in accordance with the Company’s dividend investment programme or on such other basis as the Committee may decide.

The Dividend Equivalent will be paid in additional Stock unless the Committee decides that it will be paid in cash.

7.4	Satisfying Awards in cash instead of Stock

Where a Participant becomes entitled to Stock under an Option or an Award of Restricted Stock Units, the Grantor can satisfy that entitlement by paying the Participant an amount in cash equal to the Market Value of the amount of Stock on the date he becomes entitled. In the case of an Option which is a Phantom Option, the Option Price for that amount of Stock can be deducted from the amount of cash and the Participant need not pay it.

Subject to rule 7.5, a Phantom Option or a Phantom RSU will always be satisfied in accordance with this rule 7.4.

7.5	Satisfying Awards in Stock instead of cash

Where a Participant becomes entitled to a cash payment under these rules, the Grantor can satisfy that entitlement by issuing or transferring an amount of Stock which has a Market Value on the date of entitlement equal to the amount of cash.  This rule will not apply where the Company has determined on Award that due to local legal restrictions the Award will not be satisfied in Stock.

7.6	Delay in Vesting or issue or transfer of Stock

If Vesting or the issue or transfer of Stock in satisfaction of an Award is prevented by any Dealing Restriction, the period for Vesting, issue or transfer will be delayed for that Award until the Dealing Restriction no longer prevents it.

7.7	Tax

The Participant will be responsible for all taxes, employee social security contributions and other liabilities arising out of or in connection with an Award or acquisition, holding or disposal of Stock. The method of payment of any such tax or contribution will be determined by the Grantor and may include:

7.7.1	allowing the Participant to fund the liability directly;

7.7.2	selling Stock to which the Participant becomes entitled on their behalf and using the proceeds to meet the liability;

7.7.3	deducting the amount of the liability from any cash payment due under the Plan;

7.7.4	reducing the amount of Stock to which the Participant would otherwise be entitled; and/or

7.7.5	deducting the amount from any payment of salary, bonus or other payment due to the Participant.

7.8	Automatic exercise of Options where Dealing Restrictions apply and Option would otherwise lapse

7.8.1	To the extent that:

(i)	an Option has not been exercised by the close of the Business Day before the date on which it lapses;

(ii)	a Dealing Restriction prevents the Participant from exercising it on that day; and

(iii)	it is in the money on that day,

the Company will, unless the Committee decides otherwise, treat it as having been exercised on that day.

7.8.2
If it does treat the Option as having been exercised, the Company will arrange for sufficient Stock resulting from the exercise to be sold on behalf of the Participant to raise an amount (after costs of sale) equal to the Option Price and any tax or social security required to be withheld under rule 7.7. The remaining Stock subject to the Option will be issued or transferred as set out in rule 7.2.2.

7.8.3
An Option is ‘in the money’ on any day, if the Committee estimates that, if all the Stock resulting from exercise were sold on that day, the sale proceeds (after making a reasonable allowance for any costs of sale and taxes) would be more than the Option Price.

7.8.4	The Participant may give notice, at any time before the day referred to in rule 7.8.1, requesting that this rule 7.8 not apply to the Option.

7.8.5	No member of the Group will be liable for any loss a Participant may suffer as a result of the application or failure to apply this rule 7.8.

8	Retention Period

This Rule 8 applies if the Committee determines under rule 3.3 that an Award is subject to a Retention Period.

8.1	How the Retention Period will apply to an Award

8.1.1	Before the Award Vests, the Committee will determine whether:

(i)	the Award will continue in respect of the Retention Stock through the Retention Period (subject to this rule 8); or

(ii)	the Retention Stock will be issued or transferred into the beneficial ownership of the Participant (“Owned Stock”) and held in accordance with this rule 8.

8.1.2
Where the Committee determines that the Award will continue through the Retention Period, it shall calculate the amount of Stock which Vests in accordance with rule 7.1 but the Retention Stock will only be issued or transferred or cash paid under rule 7.2 at the end of the Retention Period and subject to this rule 8.

8.1.3
Where the Committee has determined that Owned Stock will be issued or transferred to the Participant, it will calculate the amount of Stock which Vests in accordance with rule 7.1 and will issue or transfer the beneficial ownership of the Retention Stock (if not already held in respect of an Award of Restricted Stock), for no consideration, to any person specified by the Committee to be held during the Retention Period under this rule 8.

8.1.4
Where the Award is an Option and the Committee has determined that it will continue during the Retention Period, the Option will become exercisable as described in rule 7.2 and any Retention Stock acquired on the exercise of the Option during the Retention Period (less any tax paid) will continue to be held as Owned Stock.

8.2	Tax

Where tax is payable at the start of the Retention Period, then rule 7.7 (Tax) will apply and the Retention Period will apply in respect of the remainder of the Stock. Stock may be issued or transferred and sold to the extent necessary to satisfy the liability under that rule.

8.3	Rights during the Retention Period

8.3.1	The following additional provisions will apply to Owned Stock during the Retention Period:

(i)	The Participant will be entitled to vote and to receive dividends and have all other rights of a shareholder in respect of the Owned Stock from the date the Participant becomes the beneficial owner.

(ii)	The Participant may not transfer, assign or otherwise dispose of the Owned Stock or any interest in it (or instruct anyone to do so) except in the case of:

(a)	the sale of sufficient entitlements nil-paid in relation to Stock to take up the balance of the entitlements under a rights issue;

(b)	a forfeiture as described in rule 8.4; or

(c)	the sale to fund any tax in accordance with rule 8.2.

(iii)
Any securities which the Participant receives in respect of Owned Stock as a result of an event described in rule 6.3.1 during the Retention Period will, unless the Committee decides otherwise, be subject to the same restrictions as the corresponding Owned Stock. This will not apply to any Stock which a Participant acquires on a rights issue or similar transaction to the extent that they exceed the number they would have acquired on a sale of sufficient rights under the rights issued nil-paid to take up the balance of the rights.

8.3.2	The following additional provisions will apply during the Retention Period where an Award continues through the Retention Period:

(i)	Except as required under rule 8.2, the Participant will have no rights in respect of the Retention Stock until the Stock is acquired at the end of the Retention Period.

(ii)	The Participant may not transfer, assign or otherwise dispose of the Retention Stock subject to any Award or any interest in them.

(iii)	If the Award carries a Dividend Equivalent, rule 7.3 will apply on the basis that the Dividend Equivalent will apply to the period from the Award Date until the end of the Retention Period.

8.4	Forfeiture of Owned Stock

To the extent that Owned Stock is forfeited under rule 10.1 (malus) or 10.3 (claw back), the Participant is deemed to consent to the immediate transfer of their beneficial ownership of the Stock, for no consideration or nominal consideration, to any person (which may include the Company, where permitted) specified by the Committee.

8.5	End of the Retention Period

8.5.1	The Retention Period will end on the earliest of the following:

(i)	the date on which the Retention Period would normally end, as set by the Committee in relation to the Award under rule 3.3;

(ii)	the date on which the Committee decides that the number of Retention Stock is sufficiently small that the continuation of the Retention Period is not warranted;

(iii)	the date on which the Participant dies;

(iv)	the date of a Takeover or other transaction by virtue of which rule 12.1 applies, unless the Award is exchanged.

8.5.2	At the end of a Retention Period, the restrictions relating to Owned Stock in rule 8.3.1 will cease to apply and the Stock will be transferred to the Participant or as they may direct.

8.5.3	At the end of a Retention Period, Stock will be issued or transferred or cash paid in accordance with rule 7.

9	Leaving employment

9.1	General rule is that Awards which have not Vested will lapse

Except in the case of a Bonus Deferral Award (see rule 9.8), an Award will lapse on leaving if the Participant leaves employment before Vesting.

9.2	Exceptions to the general rule where certain leaver reasons apply

If a Participant leaves employment for one of the following reasons, their Award will not lapse but rule 9.3 will apply:

9.2.1	death;

9.2.2	ill-health, injury or disability, as established to the satisfaction of the Company;

9.2.3	retirement with the agreement of the Participant’s employer in accordance with the Company’s corporate retirement policy from time to time;

9.2.4	the Participant’s employing company ceasing to be a member of the Group;

9.2.5	a transfer of the undertaking, or the part of the undertaking, in which the Participant works to a person which is not a member of the Group;

9.2.6	redundancy within the meaning of the Employment Rights Act 1996 or their job elimination due to a restructuring or significant diminution of duties; or

9.2.7	any other reason, if the Committee so decides within 30 days of the Participant leaving.

9.3	Extent of Vesting of Award

Where rule 9.2 applies:

9.3.1	the Award will Vest to the extent any Performance Condition is satisfied on the date of Vesting;

9.3.2
unless the Committee decides otherwise, the amount of Stock in respect of which the Award would otherwise Vest will be reduced by the proportion which the number of complete weeks from the date they left to the end of the Pro-Rating Period bears to the number of complete weeks in the Pro-Rating Period, provided that in exceptional circumstances, the Committee may apply a different method of reduction. Where it has been agreed that a Participant will not work during their notice period then the Committee may apply pro-rating by reference to the date the notice period would have expired rather than the date they left; and

9.3.3	the Award may be further reduced in such manner as the Committee decides.

The “Pro-Rating Period” means the period from the Award Date to the Normal Vesting Date.

9.4	Early Vesting for non performance Awards

If rule 9.2 applies, any Awards where the Vesting is not subject to any Performance Conditions will Vest, to the extent described in rule 9.3, on the date of leaving or a later date determined by the Committee.

9.5	Vesting for performance Awards

If rule 9.2 applies, any Awards where the Vesting is subject to a Performance Condition will Vest, to the extent described in rule 9.3, on the Normal Vesting Date.

Alternatively, the Committee may decide that the Award will Vest to the extent described in rule 9.3, on the date of leaving or a later date determined by the Committee. The Committee will determine the extent to which any Performance Condition is satisfied in accordance with its terms or, if they do not provide for it, in such manner as it considers reasonable.

9.6	Treatment of Options after leaving or death

If the holder of an Option leaves employment for one of the reasons in rule 9.2, their Option will be exercisable for 12 months from the date on which it Vests, after which it will lapse but the Committee may extend that period (but not beyond the Final Lapse Date).

9.7	Vested Awards

If a Participant leaves after Vesting, by reason of termination of their employment by their employer because of their misconduct or breach of the terms of their employment, their Award will lapse on the day they leave employment unless the Committee determines otherwise.

A Vested Option will be exercisable for a period of either 12 months from the date of leaving or if shorter until the Final Lapse Date, after which it will lapse, but the Committee may reduce or extend that period (but not beyond the Final Lapse Date).

9.8	Bonus Deferral Awards

If a Participant leaves before or after Vesting, by reason of termination of their employment by their employer because of their misconduct or breach of the terms of their employment, their Bonus Deferral Award will lapse on the day they leave employment.

9.9	General

9.9.1	A Participant will only be treated as ‘leaving employment’ when they are no longer an employee or director of any member of the Group.

9.9.2	The Committee may decide that a Participant will be treated as leaving employment on the date they give or are given notice terminating their office or employment.

10	Malus and clawback

10.1	Malus

Notwithstanding anything else in these rules, the Committee may, at any time before an Award has Vested and in its absolute discretion, decide that:

10.1.1	the amount of Stock subject to any Award will be reduced;

10.1.2	the Award will lapse;

10.1.3	some or all Retention Stock will be forfeited;

10.1.4	the delivery of the Stock on the Vesting of the Award or the end of any Retention Period will be delayed until any action or investigation is completed; and/or

10.1.5	additional conditions will be imposed on the Vesting of the Award or the end of the Retention Period.

For the avoidance of doubt, where there is a delay under rule 10.1.4, there may (or may not) be an adjustment or further adjustment under this rule following completion of any action, investigation or procedure.

10.2	Examples of events giving rise to malus

Without limiting its discretion under rule 10.1, the following events are examples of what the Committee may take into account in making any decision under these rules:

10.2.1	Results announced for any financial year before Vesting have subsequently appeared materially financially inaccurate or misleading as determined by the Committee.

10.2.2	There has been a failure of risk management which has resulted in a material financial loss for the business unit or profit centre in which the Participant worked.

10.2.3	Any error or a material misstatement has resulted in an overpayment to Participants, whether in the form of Awards under the Plan or otherwise.

10.2.4
The Participant’s behaviour has fallen below that which would have been expected and the Committee determines that this has resulted in material reputational damage to the Group or any member of the Group.

10.3	Clawback

Clawback will apply if after Vesting:

10.3.1	the Committee considers that there is reasonable evidence of misconduct or material error by the Participant;

10.3.2
there was a material misstatement in the audited accounts of the Company for a period that was wholly of partly before the end of the financial year by reference to which any Performance Condition was assessed; or

10.3.3	the assessment of the satisfaction of any Performance Condition was based on error or inaccurate or misleading information.

If clawback applies the Committee may decide that the Participant:

10.3.4	must transfer to or to the order of the Company an amount of Stock which is equal to (or less than) the amount of Stock issued or transferred to them pursuant to the Award; and/or

10.3.5	pay to or to the order of the Company an amount representing the value of the Stock acquired under the Award; and/or

10.3.6	pay to or to the order of the Company an amount equal to any cash payment made to them pursuant to the Award.

In addition the Committee may decide that any Award, bonus or other benefit which might have been granted, Vested or paid to the Participant will be reduced or not awarded or not Vest. In particular, where an Award has continued in respect of Retention Shares through the Retention Period and during the Retention Period the Committee makes a determination under this rule 10.3, then it may reduce the number of Retention Shares (including to nil) as it may in its discretion decide.

10.4	General

10.4.1	For the avoidance of doubt, rules 10.1, 10.2, and 10.3 can apply even if the Participant was not responsible for the event in question or if it happened before the Vesting or grant of the Award.

10.4.2	Those rules may be applied in different ways for different Participants in relation to the same or different events.

10.4.3	The Committee will notify the Participant of any adjustment under rule 10.1.

10.4.4	Without limiting rule 14.1, the Participant will not be entitled to any compensation in respect of any adjustment under this rule 10.

11	Vesting in connection with relocation

If a Participant who is not a director of the Company relocates to another jurisdiction before an Award Vests and, as a result:

(c)	the Participant or any member of the Group is or may be subject to less favourable tax or social security treatment; or

(d)	the Vesting, exercise or satisfaction of the Award is or may be subject to any regulatory restriction, approval or consent,

the Committee may decide that the Award will Vest on such earlier date or dates and subject to such additional conditions as it may determine including the retention of any Stock acquired on Vesting. In the case of an Option, the Committee may change the period during which it can be exercised or impose additional conditions upon the exercise.

12	Takeovers and other corporate events

12.1	Takeovers

12.1.1	All Awards will Vest on a Takeover to the extent described in rule 12.2 unless exchanged under rule 12.4.

12.1.2	If the Company is or may be affected by:

(i)	any demerger, delisting, distribution (other than an ordinary dividend) or other transaction which, in the opinion of the Committee, might affect the current or future value of any Award; or

(ii)	any reverse takeover (not within rule 12.1.1 above), merger by way of a dual listed company or other significant corporate event, as determined by the Committee,

the Committee may allow an Award to Vest to the extent specified in rule 12.2.

12.2	Extent of Vesting

Where rule 12.1 applies, an Award will Vest:

12.2.1	to the extent any Performance Condition is satisfied on the date of Vesting; and

12.2.2	unless the Committee decides otherwise, the amount of Stock in respect of which an Award Vests will be reduced so that the maximum extent to which each Award may Vest is as follows:

(i)	where between two and three years of the vesting period remain, in respect of one-third of the amount of Stock subject to the Award;

(ii)	where between one and two years of the vesting period remain, in respect of two-thirds of the amount of Stock subject to the Award; and

(iii)	where one year or less of the vesting period remains, in respect of the full amount of Stock subject to the Award;

For the purposes of this rule 12.2 the vesting period means the period from Vesting until the Normal Vesting Date.

The Committee will determine the extent to which any Performance Condition is satisfied in accordance with its terms or, if they do not provide for it, in such manner as it considers reasonable.

Unless the Committee decides otherwise, any Bonus Deferral Award will Vest in full.

12.3	Exercise period for Options

Options will lapse 60 days after a Takeover, to the extent not exercised or exchanged.

12.4	Exchange of Awards

An Award will not Vest under rule 12.1.1 but will be exchanged to the extent that:

12.4.1	an offer to exchange the Award is made and accepted by a Participant; or

12.4.2	the Committee, with the consent of the Acquiring Company, decides before the Takeover that the Award will be automatically exchanged.

Where an Award is exchanged, the Participant will be granted a new award in exchange for an existing Award. The new Award:

12.4.3	must confer a right to acquire shares in the Acquiring Company or another body corporate determined by the Acquiring Company;

12.4.4	must:

(i)
be over shares with an aggregate market value on the date of exchange which is, so far as is practicable, the same as the market value of the Stock subject to the Award at that time (and in the case of an Option must have an aggregate Option Price which is, so far as is practicable, the same); or

(ii)
subject to rule 12.4.6, have a fair value on the date of exchange, as determined by the Committee on such basis as it considers reasonable, which is, so far as is practicable, the same as that of the Award,

12.4.5
will be treated as having been acquired at the same time as the existing Award and, subject to rule 12.4.6, will Vest in the same manner and at the same time and be subject to the same Retention Period;

12.4.6	must:

(i)	be subject to a Performance Condition which is, so far as possible, equivalent to any Performance Condition applying to the existing Award; or

(ii)
not be subject to any Performance Condition but be in respect of the number of shares which is equivalent to the amount of Stock  comprised in the existing Award which would have Vested under rule 12.2;

12.4.7	subject to these rules, will Vest as described in rule 7;

12.4.8	will be subject to such other terms as the Committee considers appropriate in all the circumstances; and

12.4.9
will be governed by the Plan, excluding rule 13.2, as if references to Stock were references to the shares over which the new award is granted and references to the Company were references to the Acquiring Company or the body corporate determined under rule 12.4.3 above.

12.5	Composition of the Committee

In this rule 12, “Committee” means those people who were members of the remuneration committee of the Company immediately before the event by virtue of which it applies.

13	Changing the Plan

13.1	Committee’s powers

Except as described in the rest of this rule 13, the Committee may at any time change the Plan (including the terms of any Award already granted) in any way.

13.2	Shareholder approval

13.2.1
Except as described in rule 13.2.2, the Company in a general meeting must approve in advance by ordinary resolution any proposed change to the Plan to the advantage of present or future Participants, which relates to:

(i)	eligibility;

(ii)	the limits on the amount of Stock which may be issued under the Plan;

(iii)	the individual limit for each Participant under the Plan;

(iv)
the basis for determining a Participant's entitlement to, and the terms of, securities, cash or other benefit to be provided and for the adjustment thereof (if any) if there is a capitalisation issue, rights issue or open offer, sub-division or consolidation of shares or reduction of capital or any other variation of capital; or

(v)	the terms of this rule 13.2.1.

13.2.2
The Committee can change the Plan and need not obtain the approval of the Company in general meeting for any changes to a Performance Condition or other condition in accordance with rule 3.4 or for minor changes:

(i)	to benefit the administration of the Plan;

(ii)	to comply with or take account of the provisions of any proposed or existing legislation;

(iii)	to take account of any changes to legislation; or

(iv)	to obtain or maintain favourable tax, exchange control or regulatory treatment of the Company, any Subsidiary or any present or future Participant.

13.2.3
The Committee may, without obtaining the approval of the Company in general meeting, establish further plans (by way of schedules to the rules or otherwise) based on the rules, but modified to take account of local tax, exchange control or securities law in non-UK territories. However, any Stock made available under such plans are treated as counting against any limits on individual or overall participation in the Plan under rule 5.

13.3	Notice

The Committee is not required to give Participants notice of any changes.

14	General

14.1	Terms of employment

14.1.1	This rule 14.1 applies during an employee’s employment with a member of the Group and after the termination of an employee’s employment, whether or not the termination is lawful.

14.1.2
Nothing in the rules or the operation of the Plan forms part of the contract of employment of an employee. The rights and obligations arising from the employment relationship between the employee and their employer are separate from, and are not affected by, the Plan. Participation in the Plan does not create any right to, or expectation of, continued employment.

14.1.3	No employee has a right to participate in the Plan. Participation in the Plan or the grant of Awards on a particular basis in any year does not create any right to or expectation of participation in the Plan or the grant of Awards on the same basis, or at all, in any future year.

14.1.4	The terms of the Plan do not entitle the employee to the exercise of any discretion in their favour.

14.1.5
The employee will have no claim or right of action in respect of any decision, omission or discretion, which may operate to the disadvantage of the employee (including, without limitation, any adjustment under rule 10) even if it is unreasonable, irrational or might otherwise be regarded as being in breach of the duty of trust and confidence (and/or any other implied duty) between the employee and their employer.

14.1.6	No employee has any right to compensation for any loss in relation to the Plan, including any loss in relation to:

(i)	any loss or reduction of rights or expectations under the Plan in any circumstances (including lawful or unlawful termination of employment);

(ii)	any exercise of a discretion or a decision taken in relation to an Award or to the Plan, or any failure to exercise a discretion or take a decision; or

(iii)	the operation, suspension, termination or amendment of the Plan.

14.2	Committee’s decisions final and binding

The decision of the Committee on the interpretation of the Plan or in any dispute relating to an Award or matter relating to the Plan will be final and conclusive.

14.3	Documents sent to shareholders

The Company is not required to send to Participants copies of any documents or notices normally sent to the holders of its Stock.

14.4	Costs

The Company will pay the costs of introducing and administering the Plan. The Company may ask a Participant’s employer or any other member of the Group to bear the costs in respect of an Award (including, for example, any trading or other working costs) to that Participant.

14.5	Data protection

By participating in the Plan, the Participant consents to the holding and processing of personal information provided by the Participant to any member of the Group, trustee or third party service provider, for all purposes relating to the operation of the Plan. These include, but are not limited to:

14.5.1	administering and maintaining Participant records;

14.5.2	providing information to Members of the Group, trustees of any employee benefit trust, registrars, brokers or third party administrators of the Plan;

14.5.3	providing information to future purchasers or merger partners of the Company, the Participant’s employing company, or the business in which the Participant works;

14.5.4	transferring information about the Participant to a country or territory that may not provide the same statutory protection for the information as the Participant’s home country.

The Participant is entitled, on payment of a fee, to a copy of the personal information held about them, if anything is inaccurate the Participant has the right to have it corrected.

14.6	Consents

All allotments, issues and transfers of Stock will be subject to any necessary consents under any relevant enactments or regulations for the time being in force in any relevant country. The Participant is responsible for complying with any requirements they need to fulfil in order to obtain or avoid the necessity for any such consent.

14.7	Stock rights

Stock issued to satisfy Awards under the Plan will rank equally in all respects with the Stock in issue on the date of allotment. They will not rank for any rights attaching to Stock by reference to a record date preceding the date of allotment. Where Stock is transferred to a Participant, including a transfer out of treasury, the Participant will be entitled to all rights attaching to the Stock by reference to a record date on or after the transfer date. The Participant will not be entitled to rights before that date.

14.8	Listing

If and so long as Stock is listed and traded on a public market, the Company will apply for listing of any Stock issued under the Plan as soon as practicable.

14.9	Notices

14.9.1
Any information or notice to a person who is or will be eligible to be a Participant under or in connection with the Plan may be posted, or sent by electronic means, in such manner to such address as the Company considers appropriate, including publication on any intranet.

14.9.2
Any information or notice to the Company or other duly appointed agent under or in connection with the Plan may be sent by post or transmitted to it at its registered office or such other place, and by such other means, as the Committee or duly appointed agent may decide and notify Participants.

14.9.3
Notices sent by post will be deemed to have been given on the second day after the date of posting. However, notices sent by or to a Participant who is working overseas will be deemed to have been given on the seventh day after the date of posting. Notices sent by electronic means, in the absence of evidence to the contrary, will be deemed to have been received on the day after sending.

14.10	Governing law and jurisdiction

English law governs the Plan and all Awards and their construction. The English courts have exclusive jurisdiction in respect of disputes arising under or in connection with the Plan or any Award.

Schedule 1
United States Employees

1
This Schedule is made under and amends and supplements the terms of the Plan. This Schedule applies to Awards granted to any Participant who is a citizen or tax resident of the United States or any other Participant to the extent that their Award or any part of it is subject to taxation under the United States Internal Revenue Code of 1986, as amended (the “Code”). If there is any conflict between this Schedule and the Plan then this Schedule will apply.

2	Any words used in this Schedule shall have the same meaning as in the Plan unless they are defined in this Schedule.

3	The definition of “Option Price” is amended as follows:

“Option Price” means the amount payable on the exercise of an Option set by the Committee under rule 3.3.9 which, notwithstanding anything in the Plan to the contrary, shall not be less than the fair market value of the Stock underlying the Option or Stock Appreciation Right on the date of grant determined in accordance with U.S. Treas. Reg. §1.409A-1(b)(5)(iv).

4	The following sentence is added to the end of the definition of “Group”:

“Notwithstanding the foregoing, no entity will be considered a member of the Group unless it is part of a chain of corporations or other entities with the Company as set out in U.S. Treas. Reg. §1.409A-1(b)(5)(iii)(E).”

5	Dividend Equivalents shall not apply to Options and rule 3.3.7 shall be read accordingly.

6	The following is added to rule 6.3:

“Any adjustments under rule 6.3 to Options or Stock Appreciation Rights shall be made in accordance with Code Section 409A and any relevant Treasury Regulations.”

7	Rule 7.1.2 of the Plan (timing of Vesting) is amended and restated as follows:

“the date on which the Committee determines the extent to which any Performance Condition or any other condition is satisfied (which it will do as soon as reasonably practicable after the end of the period over which it is tested and which shall in any event be prior to March 15 of the calendar year following the calendar year in which the period over which the Performance Condition is tested ends).”

8	The following sentence is added to the end of rule 7.2.1 (Consequences of Vesting):

“In the case of Restricted Stock Units not subject to any Performance Conditions, in no event will the Stock be transferred later than March 15 of the calendar year following the calendar year in which Vesting occurs and, with respect to Restricted Stock Units that are subject to Performance Conditions, in no event will the Stock be transferred later than March 15 of the calendar year following the calendar year in which the period over which the Performance Condition is tested ends.”

9	The second sentence of rule 7.3 (Dividend Equivalent) is amended and restated as follows:

“The Dividend Equivalent will be paid in additional Stock, unless the Committee decides that it will be paid in cash, and will be paid at the same time that the Stock or cash underlying the Award to which the Dividend Equivalent relates is paid to the Participant.”

10	Rule 7.6 (Delay in Vesting) is amended and restated as follows:

“If Vesting or the issue or transfer of Stock in satisfaction of an Award is prevented by any Dealing Restriction, the period for Vesting, issue or transfer will be delayed for that Award until the Dealing Restriction no longer prevents it, but, in any event, such Stock underlying a Restricted Stock Unit will be transferred no later than March 15 of the calendar year following the calendar year in which the date originally set for Vesting occurs.”

11	Rules 8.1.1(i), 8.1.2 and 8.3.2 (Award continues through Retention Period) are deleted.

12	The words “or a later date determined by the Committee” are deleted from rule 9.4 (Early Vesting for non performance Awards).

13	Rule 9.5 (Vesting for performance Awards) is amended and restated as follows:

14
“If rule 9.2 applies, any Awards where the Vesting is subject to a Performance Condition will Vest, to the extent described in rule 9.3, on the Normal Vesting Date and, in any event, the amount of Stock in respect of which a Restricted Stock Unit Vests will be transferred to the Participant no later than March 15 of the calendar year following the calendar year in which the period over which the Performance Condition is tested ends.

15
Alternatively, the Committee may decide that the Award will Vest to the extent described in rule 9.3 on the date of leaving. The Committee will determine the extent to which any Performance Condition is satisfied in accordance with its terms or, if they do not provide for it, in such manner as it considers reasonable.”

16	A new rule 9.10 (Retirement) which provides as follows is added to the Plan:

“Notwithstanding anything in the Plan to the contrary, if a Participant is or becomes retirement eligible in accordance with the Company’s corporate retirement policy from time to time, any Restricted Stock Unit that is not subject to any Performance Condition will immediately Vest.”

17	The following sentence is added to the end of rule 10.1 (Malus and Clawback):

18
“Where there is a delay under rule 10.1.4 (delays for investigations), with respect to Awards not subject to any Performance Conditions, in no event will the issue or transfer of Stock in satisfaction of an Award be delayed later than March 15 of the calendar year following the calendar year in which the Vesting would have occurred if this rule 10.1.4 did not apply.  In the case of Awards subject to Performance Condition, in no event will the Stock be transferred later than March 15 of the calendar year following the calendar year in which the period over which the Performance Condition is tested ends. For the avoidance of doubt rule 10.1.5 will not extend the date of Vesting”.

19	A new rule 12.4.4(iii) (Exchange of Awards) is added as follows:

“and, with respect to Options, the terms of the new Award must be determined in a manner consistent with U.S. Treas. Reg. §1.409A-1(b)(5)(v)(D).”

20	The following paragraph is added to the end of rule 12.4 (Exchange of Awards):

“To the extent that an offer to exchange an Award is made under this rule 12.4, the Award will not Vest under rule 12.1 and will lapse to the extent such offer is declined by the Participant.”

21	A new rule 14.11 (409A) is added as follows:

“With respect to all Restricted Stock Units subject to this Schedule, the terms of the Plan, as amended by this Schedule, and all Restricted Stock Units granted under the Plan and this Schedule are intended to, and shall be interpreted and construed in a manner to, fit within the “short-term deferral” exception from Section 409A of the Code. Under the “short-term deferral” exception, payments must be made no later than the later of the 15th day of the third month following the end of the calendar year in which the right to the payment is no longer subject to a substantial risk of forfeiture or the 15th day of the third month following the end of the employer’s first taxable year in which the right to the payment is no longer subject to a substantial risk of forfeiture. Accordingly, notwithstanding anything in the Plan or this Schedule to the contrary, the Company shall transfer Stock or cash underlying a Restricted Stock Unit that is subject to this Schedule and any related Dividend Equivalents to Participants no later than the later of the 15th day of the third month following the end of the calendar year in which the Restricted Stock Unit is no longer subject to a substantial risk of forfeiture or the 15th day of the third month following the end of the Company’s first taxable year in which the Restricted Stock Unit is no longer subject to a substantial risk of forfeiture.”

22
Notwithstanding anything contained herein to the contrary, in the event any Award is or becomes subject to Code Section 409A, the Committee or the Company’s general counsel may, in their sole discretion and without a Participant’s prior consent, amend the Plan and/or Awards, adopt policies and procedures, or take any other actions as deemed appropriate by the Committee of the Company’s general counsel to (i) exempt the Plan and/or any Award from the application of Code Section 409A, (ii) preserve the intended tax treatment of any such Award or (iii) comply with the requirements of Code Section 409A. Neither the Company, any of its Subsidiaries nor any other member of the Group shall be held liable for any taxes, interest, penalties or other amounts owed by a Participant as the result of the failure of the Plan or any Award to comply with, or be exempt from, Code Section 409A. A Participant’s right to receive any installment payments under an Award shall be treated as a right to receive a series of separate payments and, accordingly, each such installment payment shall at all times be considered a separate and distinct payment as permitted under Code Section 409A.  Notwithstanding anything in the Plan or this Schedule to the contrary, no discretionary authority reserved to the Committee, the Company, a Participant or any other person or entity may be exercised to the extent a violation of Code Section 409A would result. In addition, any provision of the Plan or this Schedule that violates Code Section 409A shall be deemed null and void with respect to any Participant subject to Code Section 409A.

Schedule 2
Canadian Employees

1
This Schedule is made under and amends and supplements the terms of the Plan. This Schedule applies to Awards granted to any Participant who in the year prior to an Award Date is resident for tax purposes in Canada (“Canadian Participant”). If there is any conflict between this Schedule and the Plan then this Schedule will apply.

2	Any words used in this Schedule shall have the same meaning as in the Plan unless they are defined in the Schedule.

3
Notwithstanding any other provisions of the rules, any Award of Restricted Stock Units or Phantom Options made to any Canadian Participant shall if and to the extent it has not already Vested or lapsed, Vest and be settled (and paid) no later than December 20 of the second calendar year following the year in which the Award Date occurred.